Exhibit 99.1

IM Cannabis to Report First Quarter 2025 Financial Results on Thursday, May 15th at 9:00am ET

TORONTO and GLIL YAM, Israel, May 6, 2025 -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, will report operational and financial results for the first quarter 2025 ended March 31, 2025, on Thursday, May 15, 2025, before the market opens.

The Company will host a zoom web conference on the same day at 9:00am ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com within 24 hours after the call.

Link for the zoom call: https://us02web.zoom.us/j/82140859987?pwd=bMnLyv9nV9C0vyIttzmLGrWmhkR5nY.1

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company’s focus is to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com